LIFELOC TECHNOLOGIES, INC.
12449 W. 49th Ave, Unit 4
Wheat Ridge, CO 80033

January 4, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-4628
Attention: Russell Mancuso

Re:	Lifeloc Technologies, Inc. Registration Statement on Form S-1 Filed June 21, 2010 File No. 333-167659

Ladies and Gentlemen:

Lifeloc Technologies, Inc., a Colorado corporation (the “Company”), respectfully requests that the Company’s Registration Statement on Form S-1, File No. 333-167659, filed on June 21, 2010 (the “Registration Statement”) be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

The Company filed the Registration Statement for purposes of registering for resale warrants to purchase up to 2,422,416 shares of its common stock, as well as the shares of common stock issuable upon exercise of the warrants (the “Securities”).  No securities were sold in connection with the Registration Statement.  The Company is seeking to withdraw the Registration Statement because it no longer desires to register the Securities at this time.  The Company does not currently have plans to undertake a private offering in reliance on Securities Act Rule 155(c).  The Company’s Board of Directors believes that the Commission’s approval of this application would be consistent with the public interest and the protection of investors.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement.  The Company further requests that all fees paid to the Commission in connection with the filing of this Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Please direct any questions regarding this matter to Lester R. Woodward or John A. Elofson of Davis Graham & Stubbs LLP, counsel to the Company, at (303) 892-7392 or (303) 892-7335, respectively.

Sincerely,

/s/ Vern D. Kornelsen

Vern D. Kornelsen
Chief Financial Officer

cc:           Kevin Kuhar
Kate Tillan, Assistant Chief Accountant
Joseph McCann
Mary Beth Breslin, Senior Attorney
Lester R. Woodward
John A. Elofson